

Mail Stop 3030

June 10, 2009

<u>Via U.S. Mail</u>

Ms. Angela Chen
Chief Financial Officer
Pericom Semiconductor Corporation
3545 North First Street
San Jose, California 95134

>   **Re: Pericom Semiconductor Corporation**
>   **Form 10-K for the Fiscal Year Ended June 28, 2008**
>   **File No. 000-27026**

Dear Ms. Chen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief